Here is what I drafted up to share with friends and family. Please make it your own!

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Hi friends and family!

I wanted to let you know some exciting news: The startup I've been working on is launching a WeFunder campaign today, opening the doors to friends and family who want to invest in the company. You may not know a ton about the company or about crowdfunding, so please read ahead if you want to learn more! Or you can visit our WeFunder page here: https://wefunder.com/antelope

**What is Antelope Recovery?**

I am part of the founding team at a startup called Antelope Recovery. I started working with the team a few months ago to provide some guidance on data analysis, and I ended up falling in love with their mission: Addressing the teen mental health crisis in our country. As a teen, I struggled with mental health issues and am very excited to be a part of something that could help teens like me. Which is why I decided to jump in head first as Antelope's Head of Data and Security.

As you may know, there is a mental health crisis in our country today, and teenagers are at the forefront. Issues such as anxiety, depression, self-harm and suicide are rising among American teens. According to a 2019 study, major depressive episodes and suicide rates rose 60% since 2007. Today, the greatest threat to teens is not drunk driving or smoking - it's mental health. And unfortunately adequate treatment can be hard to find, especially in rural areas.

Enter Antelope: We specialize in treating teens with addiction and mental health disorders, specifically teens in rural areas. However, mental illness affects the entire family - often in recovery, the entire family goes through a transformation so that healing can occur. For that reason, we provide mental health support to teens and their families through three different programs: intensive outpatient/ regular outpatient, teen groups, and parent courses.

I'm proud to say the company is made up of amazing, talented, and dedicated people and I truly believe we will be successful.

Please visit www.anteloperecovery.com to learn more!

**What is WeFunder?**

Starting in May of 2016, thanks to a new law called Regulation Crowdfunding, it became legal for everyone to invest small amounts of money in the startups they believed in. From 1933 to 2016, it was illegal to make an investment in a private company unless you were an accredited investor. Thanks to the change in law, platforms like WeFunder were formed and now you can

invest in private companies at as little as $100. We wanted to run this campaign to give people who believe in our mission a real chance to partake in its success. To learn more about WeFunder itself, please visit here: https://help.wefunder.com/#/investor/getting-started-for-investors

That was a long email, so I'll leave it at that. The WeFunder page has a lot of information such as investment terms, our pitch, information about our team, and more. Feel free to reach out to me with any questions, and please do forward this along to anyone you think might be interested.

Thanks for reading!

# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.